Exhibit 99.7

MAG SILVER CORP.

GOVERNANCE AND

NOMINATION COMMITTEE CHARTER

1.       Mandate

The Board of Directors (the “Board”) of MAG Silver Corp. (the “Corporation”) has established a Governance and Nomination Committee (the “Committee”) for the purpose of providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Corporation; (b) Board size and composition, including the candidate selection process and the orientation of new members; (c) assessing Board, Board Committees and individual director performance; and (d) such procedures as may be necessary to allow the Board to function independently of management. The Committee shall also assist with establishing the Corporation’s approach to governance issues and corporate governance policies and practices that will enhance the Company’s and the Board’s performance and, except to the extent that oversight is otherwise delegated by the terms of the policy itself, shall oversee compliance with such policies and practices.

2.       Composition

The Board will in each year appoint a minimum of three (3) directors as members of the Committee. All members of the Committee shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE American (the “Applicable Regulations”); all of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

3.       Responsibilities and Duties

The Committee will have the following duties:

A.   The Committee will review and make recommendations to the Board respecting:

•	corporate governance in general and regarding the Board’s stewardship role in the management of the Corporation, including the role and responsibilities of directors and appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

•	general issues relating to the effective functioning of the Board including: (i) the size and composition of the Board (including with reference to applicable rules, regulations or guidelines promulgated by regulatory authorities related to corporate governance) with a view to facilitating effective decision making, (ii) whether any compensation committee interlocks exist, (iii) general responsibilities and functions of the Board and its members, and of the Chief Executive Officer (the “CEO”), including the development of position descriptions for the CEO and the chair of the Board and the chair of each committee of the Board, (iv) the organization and responsibilities of Board committees, and (v) the procedures for effective Board meetings to ensure that the Board functions independently of management and without conflicts of interest;

MAG Silver Corp.

Governance and Nomination Committee Charter

•	the long term plan and process for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Corporation, which plan and process will include: (i) an assessment of the competencies and skills that the Board as a whole and each director individually should possess, (ii) an assessment of the competencies and skills each existing director is considered to possess (including personality and other qualities); (iii) the desired qualifications, demographics, skills and experience for potential directors, (iv) the appropriate rotation of directors on Board committees, (v) an interview process for potential candidates for Board membership, and (vi) a list of future candidates for Board membership, identified by the Committee after taking into account the competencies and skills that the Board as a whole should possess, the competencies and skills that the existing directors possess, and the competencies and skills of the proposed nominee, including the amount of time and resources the proposed nominee can devote as a member of the Board and whether the nominee would be considered to be independent of the Corporation;

•	when required, a candidate for appointment to the office of chair of the Board;

•	when required, a candidate for appointment to the office of CEO;

•	annually, the nominees for election and/or re-election as members of the Board;

•	as required, candidates to fill any Board and committee vacancies;

•	whether the Committee and the Board will consider candidates for the Board recommended by shareholders, and if so, any policies and procedures with respect thereto;

•	together with the chairs of other Board committees, the scope, duties and responsibilities of those committees and where advisable, any amendments thereto, as well as the establishment or disbanding of Board committees and changes to their composition, including the chairs thereof;

•	the review and periodic update of the Corporation’s Timely Disclosure, Confidentiality and Insider Trading Policy.

•	periodically, directors and officers third party liability insurance coverage; and

•	the framework for delegating authority from the Board to management.

B.	The Committee will review, approve and report to the Board at least annually, or more frequently as required by the Board or applicable law or securities regulations on:

•	the orientation process for new directors and plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as ensure that their knowledge and understanding of the Corporation’s business remains current;

MAG Silver Corp.

Governance and Nomination Committee Charter

•	the establishment of appropriate processes for the regular evaluation of the effectiveness of the Board and its members and its committees and their charters;

•	in conjunction with the chair of the Board, the performance of individual directors, the Board as a whole, and committees of the Board;

•	the performance evaluation of the chair of the Board and the chair of each Board committee;

•	the performance evaluation of the CEO, including performance against corporate objectives. The Committee will also report to the compensation committee in this regard, to assist that committee in its recommendation to the Board respecting the CEO’s compensation;

•	CEO succession planning;

•	together with the chair of the Board (where appropriate), concerns of individual directors about matters that are not readily or easily discussed at full Board meetings, to ensure the Board can operate independently of management; and

•	the corporate governance disclosure sections in the Corporation’s U.S. and Canadian securities law and stock exchange filings, and any other corporate governance matters as required by public disclosure requirements.

C.	The Committee will oversee compliance with any rules, regulations or guidelines promulgated by regulatory authorities relating to corporate governance.

D.	The Committee will annually review and re-assess the adequacy of this Charter and recommend updates to this Charter and will receive approval of all changes from the Board.

E.	The Committee Chair will participate in shareholder engagement in regards to matters arising in respect to its Committee responsibilities.

4.       Chair

The Board shall designate one Committee member to act as the chair of the Committee (the “Chair”). In the Chair’s absence, the Committee may select another member to act as Chair by majority vote in order to transact business at a meeting of the Committee. The Chair will not have a casting vote. The Chair shall lead all Committee meetings, ensure the fulfillment of the Committee’s mandate and report on Committee activities to the Board.

5.       Meetings

The Committee will meet as often as is required to fulfill its responsibilities or at a minimum not less than once per year at the request of its Chair and may also meet at any other time or times at the request of any member of the Committee. Notices calling meetings will be sent to all Committee members, to the CEO of the Corporation, to the chair of the Board and to all other directors.

MAG Silver Corp.

Governance and Nomination Committee Charter

The CEO of the Corporation and, to the extent that the chair of the Board is not otherwise a member of the Committee, the chair of the Board, and all other directors who are not members of the Committee may attend all meetings of the Committee in an ex-officio capacity and will not vote. In-camera sessions will be held during, or after, every committee meeting (including special meetings) for which any guests including non-independent directors, shall be asked to leave. The CEO shall not attend in-camera sessions of the Committee unless his/her presence is deemed appropriate for a portion of the in-camera session, after which the CEO will be requested to leave.

6.       Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee, present in person, by teleconference, or by videoconference, or by any combination of the foregoing, will constitute a quorum.

7.       Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.       Authority

The Committee will have the power to engage and compensate, at the Corporation’s expense, and with the approval of the Chair, any outside advisor or expert as it deems necessary or advisable to permit it to carry out its duties and will notify the Board of its actions in this regard.

9.       Secretary and Minutes

The Chair will appoint a member of the Committee or other person to act as secretary of the Committee for the purposes of a meeting of the Committee. The minutes of the Committee will be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

Annual review was conducted and any revisions to the Governance and Nomination Committee Charter were approved by the Board of Directors on the 25th day of March 2019.